Mail Stop 3561

            January 12, 2006


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 7 to Registration Statement on Form SB-2
      Filed December 28, 2005
      File Nos. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 6 to the Form SB-2 registration statement you filed on EDGAR on December 28, 2005.


Number of Shares Outstanding, page 6
1. We note that you state that there were 34,959,562 shares of common
stock outstanding; however, it appears that the total is
37,034,647
shares when you add the total number held by the selling stockholders, 12,534,647, plus the shares held by Mr. Cancio, 24,500,000. Please revise or advise us. If appropriate, please also revise the selling stockholder percentages.





Management`s Discussion and Analysis, page 12

Plan of Operation, page 12
2. We note your response to comment three in our letter dated
January
12, 2006. Please describe the three documentaries and reality show that you are developing.

NTR: In the response letter, the company said that it has no affiliate with Urban Cassavant or his companies.
3. We note your response to comment 6 in our letter dated January
12,
2006.  However, please discuss the following:
* In response six from your letter dated February 28, 2006, you state
that you invested only $57,400 in the Havana Nights shows and you "are not aware of any other investments boy other investors." However, in the next sentence, you state that the "entire $1,500,000 has been paid to the promoter per the agreement." Please reconcile these two statements.
* Disclose why your investment was determined to be impaired and the facts and circumstances that lead to the impairment of the investment in September.

* In the last paragraph on page 15, you state that you still have an existing contract with the Havana Nights tour. Please describe the status of the Havana Nights tour to which you are referring. If you have no plans to continue the tour, please state this in your document.
4. We reissue comment 7 in our letter dated January 12, 2006.
5. We note your response to comments 8 and 9 in our letter dated January 12, 2006. You state that you will not pursue in-house productions and or sign the licensing agreement with Ciocan Entertainment Music Group, LLC. However, in the last paragraph of page 16, you state that you completed the filming of these activities on May 31, 2005. Please revise or advise.
6. We note your response to comment 10 in our letter dated January 12, 2006. In the last paragraph on page 15, you state that you are seeking to present the concert of Havana Nights Club in Puerto Rico, which is a separate undertaking from the Havana Nights show in which you were previously involved. Please describe this new show, you level of participation in the show, and how it can be unconnected to the previous version of the Havana Nights show but use the same name.
7. In the second paragraph on page 13, you state that you plan to develop live productions for your artists. Please revise this statement since you have no artists currently because you have not entered into an agreement with Ciocan Entertainment Music Group, LLC.
8. In the first paragraph on page 14, you state that you believe that the revenues you will generate from the sale and distribution of your documentaries and reality show will sustain you for the next twelve months. Please provide a basis for this statement.
9. Also n the first paragraph on page 14, you state that your filmed entertainment field, you are "regularly negotiating the licensing or purchase of existing projects that are in the various stages of their lifecycle." Conversely, in the last paragraph on page 14, you state that in your filmed entertainment field "you are not currently seeking any specific opportunities at this time." Please reconcile these statements.
10. In the third-to-last paragraph on page 14, you state that you are seeking a "major distributor," and your management "firmly believes this goal can be achieved within the next year." Please provide a basis for this statement and define "major distributor."
11. In the first paragraph on page 16, you state that you "have produced several corporate videos and television pilots that have generated substantial revenues for the company." Please describe all the videos and pilots that you have produced and disclose the substantial revenues these productions have generated for you.


For the Period from December 30, 2004 (Inception) to May 31, 2005, page 16
12. We note your response to comment 12 in our letter dated
January
12, 2006. The revenue amounts you list in your response letter for the projects are inconsistent with the revenue amount in the last paragraph on page 16. Please revise or advise.

For the Period from June 1, 2005 to August 31, 2005, page 17
13. We note your response to comment 9 in our letter dated
December
16, 2005. In this subsection and in your Plan of Operations and your
Period from December 30, 2004 (Inception) to May 31, 2005 subsections, you state that your work for hire projects have generated revenues for you. Also, in the second-to-last paragraph on page 15, it appears that you list your work for hire projects. Please confirm that you have only the four work for hire projects that you discuss in this paragraph. If you have more of these projects, please disclose the projects. Finally, please disclose the amount of revenue each work for hire project has generated.

Description of Business, page 19

Projects, page 21
14. Please tell us how you intend to use the previously recorded four episodes of the Trader Show showcasing Mr. Pulluccino, in the completed pilot season. Please include in your discussion the fact that you have stopped filming and that you are rewriting the script to showcase 10 competing stock traders and not only Mr. Pulluccino, with whom you have no existing relationship. Also, please include the date when you and Mr. Pulluccino ended your working relationship.

Certain Relationships and Related Transactions, page 26
15. We note your response to comment 13 in our letter dated
December
16, 2006.  The shares issued to Mr. Cancio on August 22 and
September
1, 2005 were at $0.01 per share at the same time shares were issued to third parties at $0.18 per share. Please tell us how you accounted for the difference in issuance price and reference the applicable accounting literature in your response. Revise as appropriate.

Security Ownership of Certain Beneficial Owners and Management,
page
26
16. Please tell us why you did not include Maritza de la Torre and Rogelia Morua in your Security Ownership of Certain Beneficial Owners and Management table, or revise your disclosure. According to your selling shareholders table beginning on page 31, both Maritza de la
Torre and Rogelia Morua own 5.15% of your common shares.

Financial Statements, page 34
17. Please update your registration statement and include the next interim financial statements. Also, please expand your Management`s
Discussion and Analysis section to provide a comparable discussion of the added period. See Rule 3-10(g) of Regulation S-B.

Part II - Information Not Required In Prospectus, page 47

Recent Sales of Unregistered Securities, page 49
18. We reissue comment 13 in our letter dated December 16, 2005. We note the table of unregistered security sales discloses that you issued to Hugo Cancio shares on three separate dates totaling 7,783,897.33 shares. However, the security ownership table on page
26 indicates that Mr. Cancio owns 19,000,000 shares. Please advise or revise your unregistered security sales to reconcile it with the information in your security ownership table on page 26.

Undertakings, page 51
19. We reissue comment 14 in our letter dated December 16, 2005 because we are unable to locate the revised disclosure. Please add the undertakings required by Item 512(a)(4) and (g) of Regulation S-
B.  Refer to Question 4, Securities
Offering Reform Transition Questions and Answers, Sept. 13, 2005 (http://www.sec.gov/divisions/corpfin/transitionfaq.htm).

Exhibit 23.1
20. Please revise your accountant`s consent to include the original opinion date and the intervening subsequent event date referenced in the report of the independent registered public accounting firm.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
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Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
January 12, 2006
Page 1